March 9, 2018

VIA EDGAR

Mr. Ken Ellington

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:                           Frontier Funds, Inc. (the “Company”)

(Registration Nos.: 333-07305; 811-07685)

Dear Mr. Ellington:

The purpose of this letter is to respond to oral comments received from you on Friday, February 23, 2018, regarding the Company’s N-CSR for the period ended June 30, 2017.

Each of your comments is listed below, followed by the Company’s response.

1.                                      Comment:  The Frontier Netols Small Cap Value Fund is classified as an active series of the Company on EDGAR.  Please update the Fund’s EDGAR status if it is no longer active.

Response:  The status of the Frontier Netols Small Cap Value Fund will be updated to inactive after the Company files the Fund’s Form 24F-2 in September, 2018.

2.                                      Comment:  With respect to the Statements of Assets and Liabilities, please confirm if there are any open payables to the directors at period end and if so, they should be separately disclosed in accordance with Article 6-04(12) of Regulation S-X.

Response:  There were no open payables to the directors at period end.

3.                                      Comment:  Note 3 of the Financial Statements indicates that several of the Funds use a subadviser and the subadviser is paid directly by the adviser.  Please describe the subadvisory fee arrangement in the Funds’ financial statements going forward.

Response:  The Company will include a description of the Funds’ subadvisory fee arrangement in the notes to the Funds’ financial statements in future shareholder reports.

4.                                      Comment:  The Staff notes that as of June 30, 2017, the Frontier MFG Global Equity Fund (the “Global Equity Fund”) and the Frontier MFG Global Plus Fund (the “Global Plus Fund”) had 42.5% and 43.6%, respectively, of its net assets invested in the

Information Technology sector, and the Frontier Phocas Small Cap Value Fund had 32.8% of its net assets invested in the Financials sector.  Sector risk disclosure should be included in the prospectus if a Fund has a significant amount of its net assets (e.g., greater than 25%) invested in a single sector.  If a Fund consistently focuses in a particular sector (e.g., for a period of three or more years), please explain why the identification of the sector, including strategies and risks of investing in that sector, are not disclosed in the summary section of the prospectus.  Please consider whether the Funds’ concentration in the noted sectors should be disclosed in the respective Fund’s prospectus.

Response:  The Company has not included a discussion of the above-noted sectors in the respective Fund’s prospectus because the disclosure requirements in Form N-1A relate to industry rather than sector concentration and investing in the sectors identified above is not part of the Funds’ principal investment strategy.  However, given that each of these Funds has invested greater than 25% of its net assets in the listed sectors, the Company will add disclosure regarding the strategies and risks of investing in the applicable sector to the Fund’s prospectus as part of the next update.  Going forward, the Company will evaluate the Funds’ investment in particular sectors and will consider whether concentration in a particular sector warrants additional disclosure in the Funds’ prospectus.

5.                                      Comment:  The Global Equity Fund and the Global Plus Fund each have “global” in the Fund’s name.  As of June 30, 2017, the Schedule of Investments indicates that the Global Equity Fund had 14.9% of its net assets invested outside of the United States and the Global Plus Fund had 13% of its net assets invested outside of the United States.  Each Fund appears to be in violation of its principal investment strategy to invest at least 40% of its net assets in non-U.S. securities under normal market conditions and at least 30% of its net assets in non-U.S. securities if the adviser deems market conditions unfavorable.  To use the term “global,” each Fund must significantly invest its assets throughout the world.  Inasmuch as the Funds do not invest significantly outside the United States, please remove “global” from each Fund’s name or inform the staff when the Funds plan to be in compliance with their principal investment strategy.

Response:  The Company believes that each of the Global Equity Fund and the Global Plus Fund invest significantly outside the United States consistent with the staff’s positions for a fund with the word “global” in its name in the strategies described in the prospectus.  As you noted, the prospectus for the Global Equity Fund states that, under normal market conditions, the Fund will invest at least 40% of its net assets in non U.S. companies and that the Fund’s subadviser, MFG Asset Management, may reduce this 40% minimum investment amount to 30% if it deems market conditions to be unfavorable.

The statutory prospectus states that the Fund defines non U.S. companies as companies:

•                  that are organized under the laws of a foreign country;

•                  whose principal trading market is in a foreign country; or

•                  that have a majority of their assets, or that derive a significant portion of their revenue or profits from businesses, investments or sales, outside of the United States.

The corresponding language in the prospectus for the Global Plus Fund is substantially the same.

As you noted during our call, the Global Equity Fund had approximately 14.9% of its net assets invested in companies organized outside of the United States as of June 30, 2017.  In addition to investments in companies organized outside of the United States, the Global Equity Fund also invested in companies organized in the United States that derive a significant portion of their revenue outside of the United States, such as McDonald’s and Yum! Brands.  Using the definition of non-U.S. companies set forth above, the Fund had invested approximately 81% of its net assets in non-U.S. companies as of June 30, 2017.  Likewise, the Global Plus Fund had invested approximately 81% of its net assets in non-U.S. companies as of June 30, 2017.

* * * * *

Please call me at (414) 287-9517 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Ellen R. Drought

Ellen R. Drought

cc:                                Elyce D. Dilworth